Exhibit 99.3

JAK SOLAR LOANS 1 LIMITED

FINANCIAL STATEMENTS

As of and For the Years Ended December 31, 2025 and 2024

With Report of Independent Registered Public Accounting Firm

JAK SOLAR LOANS 1 LIMITED

FINANCIAL STATEMENTS

As of and For the Years Ended December 31, 2025 and 2024

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INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Member of,

Jak Solar Loans 1 Limited

Opinion

We have audited the accompanying financial statements of Jak Solar Loans 1 Limited (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jak Solar Loans 1 Limited as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jak Solar Loans 1 Limited and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jak Solar Loans 1 Limited’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

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●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jak Solar Loans 1 Limited’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jak Solar Loans 1 Limited’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/

We have served as the Company’s auditor since 2026

Diamond Bar, California

March 19, 2026

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JAK SOLAR LOANS 1 LIMITED

BALANCE SHEETS

	December 31, 2025	December 31, 2024
Assets

Cash and cash equivalents	$6,853	$21,309
Loan interest receivable	1,645	295
Loan Receivable, net of allowance for expected credit losses of $905,394 and $778,041 as of December 31, 2025 and 2024, respectively	1,194,485	1,539,687
Loan setup costs, net of unamortized costs	36,863	42,067
Total Assets	$1,239,846	$1,603,358

Liabilities and Member’s Equity

Total Liabilities	-	-

Total Member’s Equity	1,239,846	1,603,358

Total Liabilities and Member’s Equity	$1,239,846	$1,603,358

The accompanying notes are an integral part of these financial statements

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JAK SOLAR LOANS 1 LIMITED

STATEMENT OF OPERATIONS

	For the year ended December 31,
	2025	2024
Interest income	$83,387	$101,660
Operating expenses	34,532	92,101
Operating income	48,855	9,559
Other income (expense):
Provision of credit loss	(117,086)	130,457
Total other (expense) income	(117,086)	130,457

Net (loss) income	$(68,231)	$140,016

The accompanying notes are an integral part of these financial statements

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JAK SOLAR LOANS 1 LIMITED

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Total Member’s Equity
Balance at December 31, 2023	$1,702,142
Net income	140,016
Capital withdrawals from Member	(238,800)
Balance at December 31, 2024	$1,603,358
Net income	(68,231)
Capital withdrawals from Member	(295,281)
Balance at December 31, 2025	$1,239,846

The accompanying notes are an integral part of these financial statements

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JAK SOLAR LOANS 1 LIMITED

STATEMENT OF CASH FLOWS

	For the year ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$(68,231)	$140,016
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loan receivable principal payments	228,116	217,334
Provision on credit loss	117,086	(130,457)
Amortization loan setup costs	5,204	5,204
Changes in operating assets and liabilities:
Loan interest receivable	(1,350)	(295)
Net cash used in operating activities	280,825	231,802
Cash flows from financing activities:
Capital contributions from Member	-	-
Capital withdrawals from Member	(295,281)	(238,800)
Net cash used in financing activities	(295,281)	(238,800)

Net change in cash and cash equivalents	(14,456)	(6,998)

Cash and cash equivalents, beginning of period	21,309	28,307
Cash and cash equivalents, end of period	$6,853	$21,309

The accompanying notes are an integral part of these financial statements

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Note 1. Description of the Business

JAK Solar Loans 1 Limited (the “Company”) is a financing entity formed to acquire, hold, and manage a portfolio of residential solar panel loans. The loans were originated by third-party solar providers and acquired by the Company for investment. The Company does not originate loans, sell loans, or provide goods or services to borrowers.

The Company owns the loans and retains substantially all risks and rewards of ownership, including credit risk, interest rate risk, and exposure to borrower delinquency and prepayment behavior. Loan servicing activities, including billing, collections, and delinquency management, are performed by an independent third-party servicer.

The loan portfolio was originally acquired using a combination of equity capital and third-party financing. The Company recovered its original equity investment and repaid all related financing prior to the periods presented. Accordingly, during the periods presented, the Company’s assets and results of operations reflect its remaining economic interest in the loan portfolio.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, the financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Significant estimates include the allowance for expected credit losses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. The Company maintains cash balances at financial institutions that may, at times, exceed federally insured limits.

Loan Receivable, Net of Allowance for Expected Credit Losses

The Company accounts for its residential solar panel loans as loan receivable, net of allowance for expected credit losses Upon acquisition, loans were initially recorded at amortized cost, inclusive of any purchase discounts or premiums.

The Company recovered its original investment in the loan portfolio prior to the periods presented. As a result, the loan receivable represents the remaining principal balances adjusted for expected delinquency, credit risk, through an allowance for expected credit losses. This loan receivable reflects the Company’s remaining economic interest in the loans and is presented net of a loan loss reserve.

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Interest Income and Interest Receivable

Interest income is recognized using the effective interest method when collection of principal and interest is considered probable. Interest income is accrued on a quarterly basis and recorded as interest receivable within current assets until collected.

Non-Accrual Loans

The Company assesses the collectability of principal and interest on an ongoing basis. Loans are placed on non-accrual status when they become significantly delinquent or when management determines that collection of contractual principal or interest is no longer probable. For loans on non-accrual status, interest income is no longer accrued. Cash receipts on non-accrual loans are generally applied to principal unless collectability of interest becomes probable.

Credit Risk

Credit risk represents the risk of loss resulting from borrowers’ failure to meet their contractual payment obligations under the Company’s portfolio of residential solar loans. The Company’s exposure to credit risk is influenced by the performance of the underlying borrowers and is mitigated by diversification across a large number of individual residential loans. Management monitors portfolio performance on an ongoing basis and believes that credit risk is appropriately managed as of the reporting date.

Allowance for Expected Credit Losses

The Company maintains an allowance for expected credit losses in accordance with ASC 326, Financial Instruments — Credit Losses (“CECL”). The allowance reflects management’s estimate of expected lifetime credit losses inherent in the remaining principal balances of the loan portfolio. The allowance is recorded as a reduction of the loan receivable and is adjusted through credit loss expense. Changes in the allowance do not directly affect interest income.

Loan Write-Offs and Recoveries

Loans or portions of loans are written off when deemed uncollectible. Write-offs reduce both the loan balance and the allowance for credit losses. Cash recoveries on loans that have been written off or are otherwise significantly delinquent are recognized upon receipt of cash and recorded as other income. The Company assessed the loan portfolio during the period in question and determined no loans met the threshold, with the UCC liens on the underlying solar energy system being the key driver in that assessment.

Revenue Recognition

The Company evaluated its income streams and determined that they do not arise from contracts with customers involving the transfer of goods or services. Accordingly, the Company’s income is not subject to the guidance in ASC 606, Revenue from Contracts with Customers. Interest income and recoveries are derived from notes held for investment and represent returns on financial instruments. Such income is accounted for under applicable U.S. GAAP, primarily ASC 310, Receivables, and other relevant guidance related to financial instruments.

Long-Term Debt

The Company had no outstanding long-term debt as of December 31, 2025 and 2024. All third-party financing related to the acquisition of the loan portfolio was fully repaid prior to the periods presented.

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Income Taxes

JAK Solar Loans 1 Limited is incorporated in the British Virgin Islands (“BVI”) and is wholly owned by a U.S.-based investment fund. The Company is treated as a pass-through entity (or disregarded entity, as applicable) for U.S. federal income tax purposes, and accordingly is not subject to entity-level U.S. federal income taxes.

The Company does not conduct operations or have a taxable presence in the British Virgin Islands and is not subject to income taxes in the BVI under applicable local tax laws. As a result, the Company did not record a provision for income taxes in the accompanying financial statements.

Income taxes, if any, associated with the Company’s results of operations are reflected at the parent level in accordance with applicable tax laws and the parent’s tax reporting structure. Management believes the Company has no uncertain tax positions that would require recognition or disclosure under U.S. GAAP.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, interest receivable, and loans receivable. Cash and interest receivable are short-term in nature and their carrying amounts approximate fair value. Loans receivable are carried at amortized cost, reduced by an allowance for credit losses. The Company is not required to, and does not, measure these loans at fair value. Accordingly, the Company has not provided fair value hierarchy disclosures under ASC 820.

Note 3. Cash and Cash Equivalents

Cash and cash equivalents consist of funds held in business checking and money market accounts at federally insured financial institutions. The carrying value of cash and cash equivalents approximates fair value due to the liquid nature of these accounts.

Cash and Cash Equivalents

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$6,853	$21,309
Total cash and cash equivalents	$6,853	$21,309

Note 4. Loan Servicing

The Company contracts with a third-party servicer, Vervent, pursuant to a servicing agreement originally effective January 1, 2017, to service the Company’s residential solar loan portfolio. Under the agreement, the servicer is responsible for collecting borrower payments, managing delinquencies and loss mitigation activities, performing customer service and administrative functions, and providing periodic reporting to the Company.

Servicing fees and certain administrative and pass-through costs are deducted from borrower collections prior to remittance of net cash proceeds to the Company and are recorded as operating expenses in the period incurred. The Company retains all ownership rights to the underlying loans and does not retain servicing rights as defined under U.S. GAAP. Accordingly, the Company does not recognize a servicing asset or servicing liability in the accompanying financial statements.

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Note 5. Loan Interest Receivable

Loan interest receivable represents accrued interest earned on the Company’s loan portfolio that has been recognized as income but not yet collected as of the balance sheet date. Interest is accrued on performing loans based on the outstanding principal balance and the contractual interest rate. Accrual of interest income is discontinued when a loan is placed on non-accrual status.

Management evaluates accrued interest receivable for collectability and, if deemed uncollectible, reverses the related accrual against interest income. As of December 31, 2025 and 2024, all accrued interest was considered collectible.

Loan Interest Receivable

	December 31, 2025	December 31, 2024
Accrued interest receivable	$1,645	$295
Total loan interest receivable	$1,645	$295

(Amounts in whole dollars)

Note 6. Loan Receivable, Net of Allowance for Expected Credit Losses

The Company acquired a portfolio of loans secured by residential and commercial solar energy systems. Loans are carried at the outstanding principal balance and are reported net of the allowance for credit losses on the balance sheet.

The Company estimates its allowance for credit losses in accordance with CECL, which requires the recognition of lifetime expected credit losses. The allowance is determined by applying a lifetime risk factor to the remaining principal balance of the portfolio. The risk factor is assessed based on inception-to-date delinquency experience and current portfolio characteristics. The allowance is established through a provision for credit losses charged to operations.

As of December 31, 2025, management applied a lifetime risk factor of 43% to the remaining principal balance of $2,099,879, resulting in an allowance for credit losses of $905,394 and a net loan receivable balance of $1,194,485. As of December 31, 2024, a lifetime risk factor of 34% was applied to the remaining principal balance of $2,317,728, resulting in an allowance of $778,041 and a net loan receivable balance of $1,539,687.

Loans are placed on non-accrual status when management determines that the collection of interest is doubtful or when a loan becomes 120 days or more past due, unless the loan is both well-secured and in the process of collection.

Loan Receivable — Balance Sheet Reconciliation

	December 31, 2025	December 31, 2024
Remaining principal balance	$2,099,879	$2,317,728
Lifetime risk factor applied	43%	34%
Allowance for credit losses	(905,394)	(778,041)
Loan receivable, net	$1,194,485	$1,539,687

Note 7. Loan Setup Costs, Net of Unamortized Costs

Loan setup costs represent direct transaction costs incurred in connection with the Company’s acquisition of its loan portfolio, including third-party fees and other incremental costs directly attributable to the portfolio purchase. In accordance with ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, these costs are capitalized and amortized over the life of the related loans using the effective interest method.

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Amortization of loan setup costs is recorded as an adjustment to interest income. Upon prepayment or charge-off of the related loan, any remaining unamortized balance is recognized immediately in operations.

Loan Setup Costs — Activity Summary

	December 31, 2025	December 31, 2024
Gross capitalized loan setup costs	$83,267	$83,267
Less: Accumulated amortization	(46,404)	(41,200)
Loan setup costs, net	$36,863	$42,067

Note 8. Member’s Equity

JAK Solar Loans 1 Limited is incorporated as a limited company in the British Virgin Islands (BVI). Member’s equity represents the residual interest in the net assets of the Company after deducting all liabilities. Changes in member’s equity arise from capital withdrawals and the net income or net loss of the Company for each period. There were no capital contributions made during the years ended December 31, 2025 or 2024.

Capital withdrawals are recorded when approved by the member in accordance with the Company’s governing documents and are made from available cash flow as determined by management, subject to maintaining adequate liquidity reserves. During the years ended December 31, 2025 and 2024, the Company made member withdrawals totaling $295,281 and $238,800, respectively.

Note 9. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to claims and legal proceedings arising from time to time. As of December 31, 2025 and 2024, the Company was not a party to any material legal proceedings, and there were no material commitments or contingencies that required recognition or disclosure in the accompanying financial statements.

Note 10. Related Party Transactions

The Company is wholly owned by an affiliated investment entity. The Company conducts its activities independently and does not receive services from, nor provide services to, its parent or other affiliated entities. There were no material related party transactions during the years ended December 31, 2025 and 2024 that required disclosure under U.S. GAAP.

Note 11. Subsequent Events

The Company evaluated subsequent events for potential recognition or disclosure through the date the financial statements were available for issuance. No events occurred subsequent to December 31, 2025 that would require recognition or disclosure in the accompanying financial statements.

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